UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period Ended August 31, 2006

Commission File No   0-49918

FIRST POINT MINERALS CORP.
(Name of Registrant)

Suite 906 - 1112 West Pender Street, Vancouver, B.C. V6E 2S1
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F ☒  FORM 40-F  ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

SUBMITTED HEREWITH

Exhibits

99.1	News Release dated August 24, 2006

99.2	2006 Second Quarter financial statements

99.3	MDandA - August 25, 2006

99.4	CEO Certificate - August 25, 2006

99.5	CFO Certificate - August 25, 2006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

First Point Minerals Corp. (Registrant)

Date: August 31, 2006	By:	/s/ Peter M.D. Bradshaw

Peter M.D. Bradshaw
President, CEO and Director